UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

WOODBRIDGE LIQUIDATION TRUST
(Name of Subject Company (Issuer))

Woodbridge Liquidity Option, LLC
(Offeror)

Contrarian Funds, L.L.C.
(Parent of Offeror)

Contrarian Capital Management, L.L.C.

(Manager of Parent)
(Names of Filing Persons (identifying status as offeror, issuer, or other person)

Class A Liquidation Trust Interests
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Gina N. Scianni
Contrarian Capital Management, L.L.C.
411 West Putnam Ave., Suite 425
Greenwich, Connecticut 06830
(203) 862-8200
(Name, Address, and Telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Elizabeth Gonzalez-Sussman and Kenneth Schlesinger
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$28,584,050	$3,710.21

*	For the purpose of calculating the filing fee pursuant to Rule 0-11(d) only, based on the purchase of 2,858,405 issued and outstanding Class A Liquidation Trust Interests of Woodbridge Liquidation at the maximum tender offer price of $10.00 per Trust Interest.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, effective October 1, 2019. Such fee equals .0001298 of the transaction value.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: None	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13E-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offers by Woodbridge Liquidity Option, LLC, a Delaware limited liability company (“Offeror”), to purchase up to 2,858,405 of the outstanding Class A Liquidation Trust Interests (the “Trust Interests”) of Woodbridge Liquidation Trust, a trust organized under the laws of the State of Delaware (the “Trust”). The tender offer is being made at a price per Trust Interest of $10.00, net to the seller in cash, without interest thereon, less any applicable withholding taxes and less the amount of any dividends, distributions and other remittances paid by the Trust to holders of Trust Interests with a record date occurring anytime from and including the date hereof until the date and time the Trust Interests are accepted for payment. The tender offers are subject to the conditions set forth in the Offer to Purchase, dated December 12, 2019 (the “Offer to Purchase”), and in the related Assignment Form (the “Assignment Form”), which together, as they may be amended or supplemented from time to time, constitute and are referred to as the “Offer.”

Contrarian Funds, L.L.C., a Delaware limited liability company (“Parent”), indirectly owns all issued and outstanding equity interests in Offeror. Contrarian Capital Management, L.L.C., a Delaware limited liability company, is the manager of Parent.

The Offer is being commenced on the date hereof by mailing the Offer to Purchase and the Assignment Form to each holder of Trust Interests at their respective addresses as they appear on the books and records of the Trust, as applicable.

The information set forth in the Offer to Purchase and the Assignment Form, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule TO, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO.

The Schedule TO is being filed on a voluntary basis with the SEC, notwithstanding that the Trust Interests are not currently registered under the Securities Exchange Act of 1934 (referred to as the “Exchange Act”).  It is a condition to closing the Offer that the Trusts Interests become registered under Section 12(g) of the Exchange Act.

On October 25, 2019, the Trust filed a Form 10 to register the Trust Interests under Section 12(g) of the Exchange Act.  Pursuant to the Exchange Act, the Trust Interests will be registered under Section 12(g) on December 24, 2019.  Accordingly, as the Offer is currently scheduled to expire on January 10, 2020, at the time of closing of the Offer, the rules and regulations under the Exchange Act relating to all tender offers will become applicable, including as to the filing of this Schedule TO.

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2019.
(a)(1)(B)	Assignment Form for Class A Liquidation Trust Interests.
(a)(1)(C)	Letter to Holders of Class A Liquidation Trust Interests of Woodbridge Liquidation Trust.
(a)(1)(D)	Frequently Asked Questions Appearing on the Website for the Offer.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.

(b)	None.
(d)	None.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2019	WOODBRIDGE LIQUIDITY OPTION, LLC

	By:	CONTRARIAN FUNDS, L.L.C. As Parent to the Offeror

	By:	/s/ Jon R. Bauer
		Name:	Jon R. Bauer
		Title:	Authorized Signatory

CONTRARIAN FUNDS, L.L.C.

By:	Contrarian Capital Management, L.L.C., as manager

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

By:	/s/ Jon R. Bauer
	Name:	Jon R. Bauer
	Title:	Managing Member

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 12, 2019.
(a)(1)(B)	Assignment Form for Class A Liquidation Trust Interests.
(a)(1)(C)	Letter to Holders of Class A Liquidation Trust Interests of Woodbridge Liquidation Trust.
(a)(1)(D)	Frequently Asked Questions Appearing on the Website for the Offer.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	None.
(b)	None.
(d)	None.
(g)	None.
(h)	None.